

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

August 26, 2015

John J. O'Brien, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921

Re: **The Community Development Fund**
       File Nos. 333-206012 and 811-23080

Dear Mr. O'Brien:

We have reviewed the registration statement for The Community Development Fund (the "Fund") filed on Form N-1A on July 31, 2015. Our comments are provided below. For convenience, we generally organized our comments using headings, defined terms and page numbers found in the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Fees and Expenses (Page 1)

1. Although the prospectus states that the Fund will invest in investment companies, the Fee Table does not contain a line-item for AFFE. Please revise the Fee Table to include a line-item for AFFE, or else explain why one is not required. *See* Instr. 3(f) to Item 3 of Form N-1A.

2. The Fee Table contains a line-item for "Fee Reductions and/or Expense Reimbursements," while footnote (2) clarifies that the Fund's adviser and/or affiliates "[c]ontractually agreed to waive fees and reimburse expenses for a period of one year in order to keep total direct operating expenses (exclusive of interest from borrowings, brokerage commissions, taxes, acquired fund fees and expenses, and other extraordinary expenses not incurred in the ordinary course of the Fund's business) from exceeding [1.00]%," which agreement shall remain in effect until [20XX+1], unless earlier terminated."

    a. Disclose that the fee waiver and reimbursement agreement will remain in effect for no less than one year from the effective date of the Fund's registration statement. *See* Instr. 3(e) to Item 3.

    b. Please include the fee waiver and reimbursement agreement, which is a material contract of the Fund, as an exhibit to the registration statement. *See* Item 28(h) of Form N-1A.

3. The Expense Example states that "[a]lthough your actual costs *and returns* may be higher or lower, based on these assumptions, your costs would be . . . ." (Emphasis added.) Please delete the italicized language as it is neither permitted nor required. *See* General Instr. C.3.(b) of Form N-1A.

Principal Investment Strategy (Page 2)

4. Please disclose the expected maturity and credit quality of the debt securities in which the Fund will invest.

5. The disclosure in this section states that the Fund will invest a significant amount of its assets in securities issued by the Federal National Mortgage Association ("Fannie Mae"), Federal Home Loan Mortgage Corporation ("Freddie Mac"), and Government National Mortgage Association ("Ginnie Mae"). Does the Fund also intend to invest in privately-issued mortgage backed securities? If so, please disclose here, and include any associated risks in the Principal Risks section.

6. The disclosure in this section states that while the Fund is seeking to invest available cash in CRA-qualifying investment opportunities, it may invest in "[m]oney market instruments, debt securities issued or guaranteed by the US Government or its agencies, *repurchase agreements, convertible securities, shares of exchange-traded funds, or certain derivative instruments* that provide exposure to one or a basket of securities that are consistent with the Fund's investment objectives." (Emphasis added.) Please disclose the extent to which the Fund expects to invest in the italicized instruments, particularly derivatives, and add corresponding risk disclosure to the Principal Risks section.

Principal Risks (Page 2)

7. The introductory paragraph in this section states that "CRA-qualified loans in geographic areas sought by the Fund may not provide as favorable return as CRA-qualified loans in other geographic areas." Please explain the significance of this statement. Does the Fund

have a current intent to concentrate its investments in specific geographic locations? If so, please disclose in the Principal Investment Strategy and Risk sections.

8. Although bank loans are identified as a Principal Risk of the Fund, such loans are not included in the Principal Investment Strategy section. Please explain to us why bank loans create a principal risk of the Fund, but are not a principal strategy. Also, will bank loans be treated as illiquid securities? If not, please explain why they will be treated as liquid securities.

9. The Portfolio Turnover Risk states that the Fund may buy and sell securities frequently. If active and frequent trading will be a principal strategy of the Fund, please revise the Principal Investment Strategy section to include this information.

10. The Regional Focus Risk states that "to the extent [the Fund] focuses its investments in a particular geographic region, the Fund may be more susceptible to economic, political, regulatory or other events or conditions affecting issuers *and countries within that region*. As a result, the Fund may be subject to greater price volatility and risk of loss than a fund holding more geographically diverse investment." (Emphasis added.) The italicized language suggests that the Fund may invest in issuers in other countries, while the SAI states that the Fund will not invest in foreign securities. Please revise this inconsistency.

Management (Page 3)

11. Please confirm to us the registration status of the Fund's adviser, Community Development Fund Advisors, LLC.

Tax Information (Page 5)

12. We note that the prospectus states Class A Shares of the Fund are available for purchase by financial institutions seeking positive CRA consideration with respect to shares of the Fund owned by them. Nevertheless, the Tax Information discloses that "if you are investing through a tax-deferred arrangement, such as a 401(k) plan or individual retirement account ("IRA"), you will generally not be subject to federal taxation on Fund distributions until you begin receiving distributions from your tax-deferred arrangement." Since this disclosure language is generally applicable only to individual retail investors (not to financial institutions), explain to us why it is included in the prospectus.

Fund Investments — Other Investment Companies (Page 11)

13. This section states that "[t]he Fund also may invest in securities issued by other investment companies." Please provide more detail regarding the types of investment companies in which the Fund intends to invest. For example, does this only include money market funds or ETFs, or are investments in other funds contemplated? Would such investments be CRA-qualified?

Investment Adviser (Pages 14-15)

14. This section states that "[p]ursuant to a CRA Servicing Plan that has been approved by the Board, the Adviser will maintain books and records that document that the Fund generally holds CRA-qualifying investments with a primary purpose of community development *and explicitly earmark for CRA-qualifying purposes specific securities to specific shareholders and track Shareholder Assessment Areas*." (Emphasis added.) Please explain how the Fund is able to explicitly earmark specific securities to specific shareholders. How does this arrangement comply with Section 18 of the Investment Company Act of 1940 (the "1940 Act")?

Purchasing and Selling Fund Shares (Page 15)

15. This section states that an investor "may request to have its investment amount invested in particular areas of the United States as its preferred geographic focus or designated target region." If the Fund accommodates such a request, could it result in some investors sharing in the profits and losses of some, but not all, of the Fund's investments? If yes, please explain how this is consistent with Section 18 of the 1940 Act.

How to Purchase Fund Shares (Pages 15-16)

16. This section states that "[p]ending the termination of the initial offering period, funds received from prospective investors will be placed in an interest-bearing escrow account with the Fund's escrow agent. On the date of termination of the initial offering period, the balance in the escrow account with respect to each investor whose investment is accepted will be invested in the Fund on behalf of such investor. *Any interest earned on escrowed amounts will be credited to the Fund*" (Emphasis added.) Please explain why the interest earned on the escrowed amounts could be properly credited to the Fund, and not the investors.

STATEMENT OF ADDITIONAL INFORMATION

Investment Limitations (Page 14)

17. Investment Limitation No. 5 states that the Fund may not "[p]urchase any securities which would cause 25% or more of the value of the Fund's total assets at the time of purchase to be invested in the securities of one or more issuers conducting their principal business activities in the same industry, *although this limitation does not apply to mortgage-backed securities; provided, however, that there is no limitation with respect to obligations issued or guaranteed by the U.S. government, any state, territory or possession of the U.S. government, the District of Columbia or any of their authorities, agencies, or instrumentalities (including U.S. government-sponsored enterprises) or political subdivisions, including municipal bonds.*" (Emphasis added.)

    a. Please explain why this limitation does not apply to mortgage-backed securities. If the Fund intends to concentrate in mortgage-backed securities, please explicitly disclose here, and in the prospectus.

    b. To be exempt from the concentration limits, obligations issued or guaranteed by any state, territory or possession of the U.S. government, etc., must be tax-exempt. *See* Rel. No. IC-9785 (May 31, 1977) (stating the Division's view that Section 8(b)(1)(E)'s disclosure requirement "as to concentration of investment in an industry or group of industries is not applicable to investments in *tax-exempt* securities issued by governments or political subdivisions of governments since such issuers are not members of any industry," but requiring "[a]ny intended exclusion of government issued tax-exempt bonds from such a policy by a fund should be made clear."). (Emphasis added.) Please revise.

Trustee Experience, Qualifications, Attributes and/or Skills (Page 25)

18. Although the SAI states that "[s]et forth below are the names, dates of birth, position with the Trust, length of term of office and the principal occupations for the last five years of each of the persons currently serving as Executive Officers of the Trust," no such information is provided. Please disclose this, and all other information required by Item 17 of Form N-1A.

GENERAL COMMENTS

19. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in

response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

20. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act of 1933 ("Securities Act"), please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

21. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

22. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

23. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-4447.

Sincerely,

/s/ Amy W. Miller

Amy W. Miller
Senior Counsel

cc: Michael Shaffer, SEC